Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dated: June 18, 2010

To Whom It May Concern:

The firm of Stan J.H. Lee, CPA consents to the inclusion of our report of June 18, 2010 on the audited consolidated financial statements of ANV Security Group Inc. as of March 31, 2010 and 2009 , in any filings that are necessary now or in the future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Stan J.H. Lee, CPA
Stan J.H. Lee, CPA
Fort Lee, NJ 07024